REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO ANNOUNCES CHANGE OF CFO

Guadalajara, Jalisco, Mexico, June 5, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces that its Chief Financial Officer, Mr. Rodrigo Guzman, will be leaving the Company as of June 5, 2013, to pursue other professional endeavors. Mr. Guzman has served as CFO since 2001 and was part of the team that took over the management of the Company in 1999 and conducted GAP’s initial public offering on the New York Stock Exchange (“NYSE”) and the Bolsa Mexicana de Valores (“BMV”) in 2006.

Fernando Bosque, the Company’s Chief Executive Officer, stated: “We thank Rodrigo Guzman for his important contribution; the Company's excellent performance is a reflection of his professional expertise, his effort and dedication. We wish him much success in his future professional endeavors."

In accordance with the Company’s by-laws and following consultation with the Nomination and Compensation Committee, the board members designated by the Company’s strategic partner AMP, have named Mr. Raul Revuelta, the current Chief Commercial Officer of GAP, as the Company’s new Chief Financial Officer, effective as of June 6, 2013.

Mr. Raul Revuelta was named Chief Commercial Officer in September 2009 and has notable experience in the management of federal concessions. Before joining GAP in 2006, Mr. Revuelta served as Sub-Director of Financial Review at the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transporte, or “SCT”) for a period of six years, where he participated in various privatizations in the communications and transportation sectors.

Mr. Revuelta received a degree in Economics from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). He has a deep understanding of the Company and has accumulated further experience in the management of concessions as a result. At GAP, he has played an essential role in the negotiation of passenger fees with the SCT and various airlines, in the Company’s financial planning in general and in the increases in the Company’s commercial revenues over the previous years.”

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional and Public Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter:        http://twitter.com/aeropuertosGAP

***
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 2 of 2

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: June 6, 2013